Contact

www.linkedin.com/in/ben-kincaid-219942119 (LinkedIn)

Top Skills

Quality Management

Customer Relationship Management (CRM)

International Business Development

Languages

English

Spanish

Certifications

Lean Six Sigma - Green Belt

Senior Instructor

Certified Rescue Diver

Publications

Etiological Analysis of Injury Patterns in Mass Shootings

Action v Reaction: A Dangerous Paradigm in Safety

On Tragedy & Violence

An Educational Approach to Active Threat Prevention

Ben Kincaid

CEO at Complete Threat Preparedness | Co-owner & Chief Strategy Officer at Deep End Fitness / Underwater Torpedo League | President at Disaster Response International | Angel Investor

Portland, Oregon Metropolitan Area

Summary

Experienced CEO, Entrepreneur, Investor, and Consultant with award-winning expertise in International Business Development, Organizational Leadership, Sales and Marketing Strategy, Product Design and Process Development, Human Behavior, Advanced Communication & Negotiation, TEAM and Culture Building, and Organizational Performance Improvement.

Applying leadership lessons learned both formally and as part of a deep public service background, Ben is known for giving unbiased, intrepid and insightful advice. He is recognized as a top performer in Resort / Luxury Real Estate Development Consulting, with a history of award-winning product & process design & refinement, coupled with building, training, & leading some of the most awarded TEAMs in the hospitality industry.

Ben is also prized for his expertise in emergency management, international & domestic counterterrorism, & intelligence consulting, & other related topics, leveraging both his experience & connections to benefit government, military, public sector & private sector clientele.

Passionate about both professional and philanthropic public service, with a strong background working within the military, public safety, emergency medicine, intelligence, emergency management, and corporate sectors.

"Non nobis solum nati sumus..."
-- Cicero

Col 3:23
Isa 6:8

Experience

Complete Threat Preparedness

Founder / CEO

November 2016 - Present (7 years 11 months)

Portland, Oregon Area

Complete Threat Preparedness is an Intelligence, Counterterrorism and Emergency Management Consulting Firm.

We are a blended TEAM of Military Special Operations, Federal Law Enforcement, Fire and Life Safety, Intelligence Operations, Counterterrorism, Emergency Management, Psychology, Hospitality Consulting, Healthcare, Ministry, Education, and other professionals, with centuries of combined experience. CTP TEAM members are internationally recognized subject matter experts in fields such as International / Transnational / Domestic Counterterrorism, Intelligence / Counterintelligence, Human Behavior, Active Shooter / Active Threat Preparedness and Management, Physical Security Engineering, and Emergency Management. We operate out of multiple locations in the United States and abroad, equipping organizations of all types to be meaningfully prepared against Active Threat, Natural Disaster, and other Emergency events.

www.CompleteThreatPreparedness.com

Deep End Fitness

3 years 8 months

Co-Owner and Board Member

February 2021 - Present (3 years 8 months)

Deep End Fitness incorporates functional fitness, human performance, confidence, mindfulness and other areas of skill development, all of which translate readily from an aquatic environment into many other aspects of life. The benefits of this training methodology, along with the associated sport of Underwater Torpedo League, have been recognized by professional athletes and medical professionals alike, and are featured in multiple human physiology and performance research papers, along with publications such as Men's Health.

Go deep. Live empowered.

Chief Strategy Officer (CSO)

May 2021 - Present (3 years 5 months)

United States

Senior Instructor
February 2022 - Present (2 years 8 months)

Kincaid Global Consulting Group
President
July 2015 - Present (9 years 3 months)
Beaverton, Oregon

Kincaid Global Consulting Group is a full-service Resort Development and Hospitality Consulting Firm. We offer clients our award-winning expertise in Market / Feasibility Analysis, Acquisitions, Strategic Product Development, Sales & Marketing, Process Design, Executive Coaching, TEAM Building, & more within the Resort & Luxury Real Estate Development Communities. We help developers improve performance, along with designing & bringing to market some of the most innovative hospitality & VO offerings in the industry.

Dream Tours International
Owner
July 2015 - Present (9 years 3 months)
United States

DTI is an international marketing firm serving the real estate and resort development sectors. Leveraging our relationships within the luxury travel, golf, private aviation, yachting, real estate / resort development and other communities, DTI redefines the process and experience of luxury travel marketing, creating the perfect match between destination and traveler.

Hensley and Company
Executive Vice President
July 2012 - August 2015 (3 years 2 months)
Los Cabos, BCS, Mexico

H&C is an International Sales & Marketing company specializing in the Hospitality Industry.

As EVP, I was charged with leading H&C's Sales, Marketing, & Hospitality Consulting efforts, with a primary responsibility of designing, implementing, and championing all aspects of Sales & Marketing in Mexico in service of our primary client company, Wyndham Vacation Ownership.

By fostering a fun, collaborative, service/values-driven, customer experience-oriented Sales & Marketing approach, our TEAM concretely shattered all previous performance records.

Accomplishments:

TEAM:

• 288% Revenue Growth (year 1), with continued compounded growth year over year afterward.

• Consistently received WVO's annual & monthly award for top Sales, Marketing, Customer Service & Operational Excellence (One Wyndham Award).

Individual:

• Recruited, trained, inspired & led one of the top performing, most awarded TEAMs in all of Wyndham Vacation Ownership.

• Leading from the front, posted some of the company's highest individual performance sets.

• Invited to consult with Wyndham Worldwide on an organizational & Executive-level focused Reverse-Mentoring campaign as a leadership development modality. (2014)

• Key contributor in acquisition & opening of multiple resorts within Mexico.

Awards:

One Wyndham Award
Multiple Recipient
(TEAM Award)

Cornerstone Award for Operational Excellence
2013
(TEAM Award)

Quarterly & Annual Performance Awards
Multiple Recipient
(TEAM & Individual Awards)

Excellence in Leadership Award
Multiple Recipient
(Individual Award)

Wyndham Vacation Ownership
10 years 9 months

Project Director
July 2012 - September 2014 (2 years 3 months)
San Jose Del Cabo, Baja California Sur, Mexico

By fostering a common vision across all departments and regions, and by championing an honest, fun, collaborative, service and value-driven sales and marketing approach, our TEAM experienced remarkable growth.

Together, we achieved 288% first-year revenue growth, with compounded growth each year thereafter. Our Sales TEAM moved from low-mid pack performance to being consistently awarded as one of the top Sales, Marketing and Operational TEAMs in the industry.

I trained and developed both our Leadership and Sales staff, all while posting one of the highest individual closing sets in the company, coupled with one of the lowest rescission/cancellation rates in the company's history.

I was promoted to Executive Vice President of Hensley and Company, and served as the Senior Sales and Brand Representative for the company, charged with all Sales and Marketing efforts in Mexico on behalf of both H&C and Wyndham Vacation Ownership.

Senior Sales Manager
January 2004 - July 2012 (8 years 7 months)
Depoe Bay, Oregon Area

Starting as a Sales Representative at a small off-site sales office, I sought out opportunities to be of increasing service to those around me through leadership roles as a Senior Representative, Sales Manager, and Senior Sales Manager.

I was blessed to learn from and serve amongst an amazing TEAM of leaders, to be consistently awarded as a top performer in each of my own roles, and to help re-open and lead one of the largest sales sites on the Oregon Coast.

Classified
Consulting Specialist
1999 - 2012 (13 years)
Various

Pioneer Pacific College
Medical Instructor
2001 - 2004 (3 years)

Taught multiple medical courses, including: Medical Law & Ethics, Anatomy and Physiology, Cardiology, Emergency Medicine, Advanced Cardiac Life Support, Communications, and multiple Clinical Procedures classes.

McKenzie Willamette Hospital
EMT-Paramedic
1996 - 2000 (4 years)
Eugene, Oregon Area

Worked as an Emergency Room based EMT-Paramedic. Responsible for triage and direct patient care of all patients. Member of multiple Code & Response TEAMs.

Classified
Other
1991 - 1997 (6 years)
Various

Education

FEMA Emergency Management Institute
Crisis/Emergency/Disaster Management

Oregon State University
Master of Business Administration (M.B.A.), Organizational Leadership

Lane Community College
Associate's Degree, Emergency Medical Technology/Technician (EMT Paramedic)